UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Xtant Medical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

98420P308
(CUSIP Number)

Mr. Stavros G. Vizirgianakis 664 Cruiser Lane Belgrade, Montana 59714 Telephone: 0027823791881
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No.	98420P308

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stavros G. Vizirgianakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
7,224,924 shares*
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
7,224,924 shares*
	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,224,924 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.62%**
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on (a) 3,515,079 shares of common stock and warrants to acquire 878,770 shares of common stock acquired at the First Closing (as defined below) and (b) 2,264,861 shares of common stock and warrants to acquire 566,214 shares of common stock that are expected to be acquired at the Second Closing (as defined below).

** This percentage is calculated based on the sum of (i) 87,313,701 shares of common stock outstanding as of June 30, 2022 as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2022 of the Issuer, filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2022, (ii) 14,060,315 shares of common stock issued at the First Closing, and (iii) 6,245,114 shares of common stock expected to be issued at the Second Closing.

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.000001 per share (the “Common Stock”) of Xtant Medical Holdings, Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 664 Cruiser Lane, Belgrade, Montana 59714.

Item 2.	Identity and Background.

The person filing this Schedule 13D is Stavros G. Vizirgianakis. Mr. Vizirgianakis is a medical technology and biotechnology investor and advisor, the former Chief Executive Officer of Misonix, Inc., and is the Chairman of the Company’s Board of Directors. Mr. Vizirgianakis’ principal business address is 664 Cruiser Lane, Belgrade, Montana 59714. Mr. Vizirgianakis is a citizen of Greece and a citizen of South Africa.

During the last five years, Mr. Vizirgianakis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On August 23, 2022, Mr. Vizirgianakis entered into a securities purchase agreement (the “Purchase Agreement”) with the Company and other investors party thereto, pursuant to which Mr. Vizirgianakis agreed to purchase from the Company (i) an aggregate of 5,779,940 shares of Common Stock and (ii) warrants to purchase an aggregate of 1,444,984 shares of Common Stock in a private placement, at a per unit (each unit consisting of one share of Common Stock and a warrant to purchase 0.25 of a share of Common Stock) purchase price of $0.48, which represents a 2.5% discount to the volume-weighted average price of the Company’s Common Stock on the NYSE American Exchange for the 10-trading day period ending August 19, 2022 (the “Private Placement”). The closing of the Private Placement is structured to occur in two tranches.

On August 25, 2022, for an aggregate purchase price of $1,687,237.92, Mr. Vizirgianakis completed the purchase of 3,515,079 shares of Common Stock and warrants to purchase an aggregate of 878,770 shares of Common Stock (the “First Closing”).

Under the terms of the Purchase Agreement, the second closing of the Private Placement (the “Second Closing”) will occur as soon as reasonably practicable after the satisfaction of customary closing conditions, including a waiting period of twenty (20) days after the mailing of a definitive information statement to all holders of Common Stock as of the record date of August 23, 2022, informing such holders of the approval, by written consent of a majority of the outstanding shares of Common Stock as of the record date, of the issuance of the shares of Common Stock and warrants to be issued at the Second Closing. At the Second Closing, Mr. Vizirgianakis has agreed to purchase (i) an aggregate of 2,264,861 shares of Common Stock and (ii) warrants to purchase up to an aggregate of 566,214 shares of Common Stock, for an aggregate purchase price of $1,087,133.28.

The aggregate purchase price of the 5,779,940 shares of Common Stock and warrants to purchase 1,444,984 shares of Common Stock acquired pursuant to both the First Closing and the Second Closing is $2,774,371.20. The shares of Common Stock and warrants owned by Mr. Vizirgianakis were acquired with personal funds, and the shares of Common Stock and warrants to be purchased by Mr. Vizirgianakis at the Second Closing will be acquired with personal funds.

Page 4 of 6 Pages

The warrants issued at the First Closing and to be issued at the Second Closing will be immediately exercisable and will expire on the five-year anniversary of the First Closing. The warrants will have an exercise price of $0.48 per share, subject to customary anti-dilution, but not price protection, adjustments. Under the terms of Mr. Vizirgianakis’ warrants, the Company is prohibited from effecting an exercise of Mr. Vizirgianakis’ warrants to the extent that, as a result of such exercise, Mr. Vizirgianakis would beneficially own more than 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of our common stock issuable upon exercise of Mr. Vizirgianakis’ warrants.

The foregoing description of the Purchase Agreement and the warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Form of Warrant, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

Mr. Vizirgianakis acquired beneficial ownership of the shares of Common Stock reported herein as part of his personal investment activities. Mr. Vizirgianakis acquired the shares of Common Stock reported herein because he believes that the trading prices of the Common Stock do not adequately reflect the potential value of the Company’s underlying business and assets.

Mr. Vizirgianakis intends to review and evaluate his investment in the Common Stock on an ongoing basis. He currently believes that the trading prices of the Common Stock continue to be below the potential value of the Company’s underlying business and assets and is accordingly likely to purchase additional shares of Common Stock. He may, however, depending upon his ongoing evaluation of the business and prospects of the Company, or such other considerations as he may deem relevant, determine to decrease or dispose of his holdings of Common Stock or propose transactions involving the Company. As a part of such review and evaluation, Mr. Vizirgianakis may hold additional discussions with the Company’s management and directors, other shareholders and other interested parties. In his role as a director of the Company, Mr. Vizirgianakis looks forward to working with the Company’s existing management and board of directors to maximize stockholder value.

Except as otherwise described above in this Item 4, Mr. Vizirgianakis does not have present plans or proposals that relate to or would result in any of the following (although Mr. Vizirgianakis reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 5.

Following the First Closing, Mr. Vizirgianakis owns 3,515,079 shares of Common Stock and warrants to acquire 878,770 shares of Common Stock, constituting less than five percent of the Issuer’s outstanding shares of Common Stock. At the Second Closing, Mr. Vizirgianakis has agreed to purchase an aggregate of 2,264,861 shares of Common Stock and warrants to purchase up to an aggregate of 566,214 shares of Common Stock.

Mr. Vizirgianakis has sole voting and dispositive power with respect to the shares of Common Stock that he owns and the shares of Common Stock issuable upon exercise of the warrants.

The table below lists all transactions in securities of the Issuer during the past sixty (60) days by Mr. Vizirgianakis. The transaction on August 25, 2022 was a private purchase.

No person other than Mr. Vizirgianakis is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Date of Transaction	Number of Shares Purchased		Price Per Share
8/25/2022	3,515,079	*	$0.48

* Excludes (i) warrants to acquire 878,770 shares of Common Stock acquired at the First Closing and included in the purchase price set forth in the table above and (ii) 2,264,861 shares of Common Stock and warrants to acquire 566,214 shares of Common Stock to be acquired at the Second Closing for an additional aggregate purchase price of $1,087,133.28.

On August 25, 2022, Mr. Vizirgianakis was granted a restricted stock unit award (the “RSU Award”) under the Company’s Amended and Restated 2018 Equity Incentive Plan. The RSU Award vests on August 15, 2023, conditioned upon Mr. Vizrgianakis remaining a director of the Company through the vesting date, at which time, pursuant to the terms of the RSU Award, Mr. Vizirgianakis will be issued 70,776 shares of common stock. The shares of common stock are not included in this Schedule 13D due to the fact that the vesting date is over 60 days from the date hereof and the vesting remains contingent on Mr. Vizirgianakis’ continued service as a director.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lead Investor Agreement

Under the terms of a Letter Agreement, dated August 25, 2022, between Mr. Vizirgianakis and the Company (the “Lead Investor Agreement”), the Company agreed to have its board of directors (the “Board”) vote to expand the Board by one position and nominate Mr. Vizirgianakis for the newly-created position on the Board. Mr. Vizirgianakis was elected as Chairman of the Board.

Page 6 of 6 Pages

Registration Rights Agreement

Under the terms of the Securities Purchase Agreement, the Company agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the investors at the First Closing pursuant to which the Company will agree to prepare and file a shelf resale registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (“SEC”) within sixty (60) days of the date of the First Closing, for purposes of registering the resale of the shares Common Stock and the shares of Common Stock issuable upon exercise of the warrants (the “Warrant Shares”, and together with the Shares, the “Registrable Securities”). Under the terms of the Registration Rights Agreement, the Company will agree to use commercially reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC within seventy-five (75) days of the date of the First Closing (ninety (90) days in the event the Resale Registration Statement is reviewed by the SEC). If the Second Closing has not occurred within sixty (60) days following the date of the First Closing, the Company may elect to register the resale of the Registrable Securities issued at the Second Closing on a second registration statement (the “Second Resale Registration Statement”), in which case then the Company will agree to file the Second Resale Registration Statement within five (5) business days after the date of the Second Closing and use its commercially reasonable best efforts to cause the Second Resale Registration Statement to be declared effective by the SEC within fifteen (15) days of the date of the Second Closing (thirty (30) days in the event the Second Closing Registration Statement is reviewed by the SEC). If the Company fails to meet the specified filing deadlines or keep the Resale Registration Statement, and if applicable the Second Resale Registration Statement, effective, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the investors. The Company also will agree, among other things, to indemnify the selling stockholders from certain liabilities and to pay all fees and expenses incident to the Company’s performance of or compliance with the Registration Rights Agreement.

Lock-Up Agreement

Under the terms of the Securities Purchase Agreement, at the First Closing Mr. Vizirgianakis executed a lock-up agreement (the “Lock-Up Agreement”) with the Company pursuant to which Mr. Vizirgianakis agreed to a 12-month lock-up on any sale or other disposition of the Common Stock, subject to certain exceptions.

The foregoing descriptions of the Lead Investor Agreement, the Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to such documents that are attached as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

1.	Securities Purchase Agreement, dated August 23, 2022, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on August 24, 2022).

2.	Form of Registration Rights Agreement by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on August 24, 2022).

3.	Form of Lead Investor Agreement by and between Mr. Vizirgianakis and the Company (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on August 24, 2022).

4.	Form of Lock-up Agreement (incorporated by reference to Exhibit C of Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on August 24, 2022).

5.	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on August 24, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2022

STAVROS G. VIZIRGIANAKIS

By:	/s/ Stavros G. Vizirgianakis
Name: Stavros G. Vizirgianakis